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                           October 29, 2021

       Brian C. Essman
       Chief Financial Officer and Treasurer
       BioHiTech Global, Inc.
       80 Red Schoolhouse Road, Suite 101
       Chestnut Ridge, NY 10977

                                                        Re: BioHiTech Global,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 22,
2021
                                                            File No. 333-260433

       Dear Mr. Essman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ryan
Lichtenfels at 202-551-6001 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Peter Campitiello, Esq.